Exhibit 99.1

Lufax Makes Further Announcement about Extraordinary General Meeting to be Held on April 12, 2023

SHANGHAI, April 10, 2023 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading financial services enabler for small business owners in China, today announced that after careful consideration, the board of directors of the Company has approved to adjourn, subject to further notice, proposals 3, 4, and 5 that were set forth in its notice (the “Notice”) for the upcoming extraordinary general meeting (the “EGM”) to be held on April 12, 2023 (the “Adjournment of the Proposals”). The Notice had been published on the Company’s website at https://ir.lufaxholding.com/ on March 13, 2023. All other matters that had been previously announced regarding EGM will remain the same. The Adjournment of the Proposals is subject to approval by at least a majority of the shareholders present, whether in person or by proxy, at the EGM.

As previously announced, the EGM will be held on April 12, 2023 at 9:00 a.m. (local time) at No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers tailor-made financing products to small business owners and other high-quality borrowers to address their large unmet needs. In doing so, the Company has established relationships with over 550 financial institutions in China, many of which have worked with the Company for over three years. These financial institutions provide funding and credit enhancement for the loans the Company enables as well as other products to enrich the small business owner ecosystem that the Company is creating.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR LLC

Robin Yang

Tel: +1 (646) 318-0546

Email: lufax.ir@icrinc.com

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